Prospectus Supplement No. 5
Filed Pursuant to Rule 424(b)(3)
File No. 333-126196

VELOCITY EXPRESS CORPORATION

Prospectus Supplement No. 5

(to Prospectus dated August 5, 2005)

This Prospectus Supplement No. 5 supplements and amends the Prospectus dated August 5, 2005, as supplemented and amended by Supplement No. 1 thereto dated October 27, 2005, Supplement No. 2 thereto dated November 10, 2005, Supplement No. 3 thereto dated November 28, 2005 and Supplement No. 4 dates February 23, 2006 (the “Prospectus”), relating to the sale from time to time of up to 23,782,801 shares of our common stock by certain selling shareholders.

On March 7, 2006, we filed with the U.S. Securities and Exchange Commission (the “SEC”) the attached Current Report on Form 8-K relating to a change in our Chief Financial Officer position. The attached information supplements and supersedes, in part, the information contained in the Prospectus.

This Prospectus Supplement No. 5 should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 5 supersedes the information contained in the Prospectus.

Our shares of common stock are quoted on the NASDAQ Capital Market and trade under the ticker symbol “VEXP.” On March 6, 2006, the closing price of a share on the NASDAQ Capital Market was $1.60.

Investing in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 4 of the Prospectus dated August 5, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 5 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 5 is March 6, 2006.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

March 6, 2006

Date of report (Date of earliest event reported)

Velocity Express Corporation

(Exact name of registrant as specified in its charter)

Delaware	0-28452	87-0355929
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Morningside Drive North,

Bldg. B, Suite 300

Westport, Connecticut 06880

(Address of principal executive offices, including zip code)

(203) 349-4160

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02 Departure of Directors or Principal Officers; Election of Directors; appointment of Principal Officers.

(b)

The Company announced the departure of Daniel DeFazio, effective March 6, 2006, who served as the Company’s Chief Financial Officer since January 2005.

(c)

Effective March 6, 2006, Edward W. Stone was appointed by the Board of Directors of Velocity Express Corporation (the “Company”) to serve as the Company’s Chief Financial Officer. Mr. Stone, 52, joins Velocity with nearly 30 years of experience as a corporate financial executive within multi-billion dollar companies as well as smaller publicly-traded and privately-held companies in a range of industries, all of which differentiated themselves in their markets through superior technology-driven product development and service delivery. His prior CFO assignments include Solucient, a leading supplier of information to the healthcare industry, where from 2001 to 2003 he helped integrate four predecessor companies and fund the product and service improvements that allowed the company to resume profitable sales growth. Since 2003, Mr. Stone has been active providing CFO consulting services to mid-sized and early-stage companies in the software, information and manufacturing industries. From 1998 to 2000, Stone was CFO for Executone Information Systems, Inc. (formerly NASDAQ: XTON) and Acting CEO for Executone’s Healthcare Systems division. From 1995 to 1998, he served as Vice President, Finance for a $2 billion group within The Thomson Corporation, and from 1993 to 1995, Mr. Stone was Chief Financial & Administrative Officer for Krueger International, a leading manufacturer of office furniture. Previously, Mr. Stone was employed from 1988 to 1993 by the Searle Pharmaceuticals subsidiary of The Monsanto Company. He joined Searle as Corporate Controller and was promoted to Vice President, Finance with responsibility for Searle’s controllership, treasury, tax and information technology operations. He began his career with Pfizer, Inc. in 1976, where he spent seven years in a variety of increasingly responsible positions, including the last three and a half years as Controller for Pfizer’s Roerig Division.

Mr. Stone has an employment at-will contract with the Company that is attached as an exhibit to this Form 8-K. The agreement provides for annual base compensation of $300,000 and benefits consistent with the Company’s regular benefit programs. Base salary increases, if any, will be reviewed annually by the Compensation Committee of the Company’s Board of Directors , which will assess officer and company performance.

The employment agreement provides that a severance payment equal to 6 months of base salary (and a pro-rata portion of any bonus earned as of the date of termination) will be made if Mr. Stone’s employment is terminated by our company without cause. In addition to the foregoing severance payments, we have agreed to pay or reimburse Mr. Stone for medical (COBRA) benefits for the period covered by the severance payments. In addition, Mr. Stone has agreed to certain nondisclosure provisions during the term of his employment and any time thereafter, and certain noninterference and nonrecruitment provisions during the term of his employment and for a period of one year thereafter.

There are no family relationships between directors or executive officers of the Company. Each of the Company’s executive officers is appointed to serve until his or her successor is duly appointed, or his or her earlier removal or resignation from office.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Velocity Express Corporation

Date: March 7, 2006	By:	/s/ Wesley C. Fredenburg
Wesley C. Fredenburg
General Counsel

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EXHIBIT INDEX

Exhibit number	Description
10	Employment Agreement by and between Velocity Express Corporation and Edward W. Stone, Jr., dated effective March 6, 2006.

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Exhibit 10

EMPLOYMENT AGREEMENT

THIS EMPLOYEE EMPLOYMENT AGREEMENT (“Agreement”) is made and entered into effective March 6, 2006 by and between Velocity Express Corporation, a corporation duly organized and existing under the laws of the State of Delaware, with a place of business at One Morningside Drive, Suite 200, Westport, CT 06880, hereinafter referred to as “Velocity”, or the “Company”, and Edward W. Stone, Jr., residing at 116 South Lake Drive, Stamford, CT 06903, hereinafter referred to as “Employee”.

ARTICLE 1

EMPLOYMENT

1.01. Velocity hereby agrees to employ Employee as Chief Financial Officer and Employee hereby accepts and agrees to such employment from and after the date of this agreement, on the terms and conditions of this agreement.

1.02. Employee shall generally have the authority, responsibilities, and perform such duties as are customarily performed by the Chief Financial Officer in other or similar businesses as that engaged in by Velocity, including the following responsibilities:

(i) working with senior management of the Company and its Board of Directors (the “Board”) in formulating short and long term goals and developing, implementing, and executing strategies to attain Company objectives;

(ii) participating as a key member of the senior management team and as the Chief Executive Officer’s financial advisor in setting and executing on strategies to meet Company objectives;

(iii) endeavoring to establish and maintain a relationship of trust and credibility with members of the senior management team, the Board, its committees, outside auditors and legal counsel;

(iv) supervising the implementation of the Company’s policies and business processes in order to meet the corporate governance and internal control requirements established by the senior management team, the Board and relevant laws, including, but not limited to: (A) designing and implementing effective disclosure controls and procedures that are necessary to insure accurate financial reporting; (B) conducting periodic reviews and evaluations of the effectiveness of the Company’s disclosure controls and procedures, including, without limitation, interfacing with the senior management team and other Company personnel, the Board, Audit Committee, outside auditors and legal counsel to insure the effectiveness of the Company’s disclosure controls and procedures; (C) accurately reporting the results of Company operations and related matters to the Securities and Exchange Commission, and other regulatory agencies; and (D) acting as a certifying officer of the Company’s financial reporting under the Exchange Act and other regulatory agencies;

(v) interfacing with the financial/investment community;

(vi) managing and protecting the Company’s capital and liquid assets and monitoring and advising management regarding the availability of adequate capital at all times;

(vii) regularly and systematically appraising and evaluating the Company’s performance results against the Company’s established objectives; and

(viii) consistent with the foregoing, such other finance functions as the Chief Executive Officer of the Company may assign to Executive from time to time during his employment period.

1.03. Employee shall report to the Audit Committee, and shall generally be subject to direction, orders and advice of the Chief Executive Officer. Velocity retains the discretion to transfer or reassign Employee to another Employee position or to other Employee duties that do not represent a substantial adverse alteration in Employee’s duties or responsibilities with the Company and any such transfer or reassignment shall not affect the enforcement of this Agreement.

1.04. Employee’s home office shall be Velocity’s principal Employee office, which is currently located at One Morningside Drive, Suite 200, Westport, CT 06880. Employee acknowledges and agrees that the nature and extent of his duties as Chief Financial Officer of the Company will require extensive travel to the principal places of business of the Company, its subsidiaries and their operating locations.

ARTICLE 2

BEST EFFORTS OF EMPLOYEE

2.01. Employee agrees that he will at all times faithfully, industriously, and to the best of his ability, experience, and talents, perform all of the duties that may be required of and from him pursuant to the express and implicit terms of this Agreement, to the reasonable satisfaction of Velocity.

ARTICLE 3

EMPLOYMENT AT WILL

3.01. This Agreement is not an employment agreement for any specific term. Employee acknowledges and agrees that employment with the Company is not for any specific period of time and he has the right to resign from such employment at any time he desires. The Employee further acknowledges and agrees that the Company similarly has the right to terminate the employment relationship at any time it desires to do so, with or without cause and with or without notice, subject only to the severance provisions herein.

ARTICLE 4

COMPENSATION AND BENEFITS

4.01. Employee will be paid an annualized base salary of Three Hundred Thousand and no/100 Dollars ($300,000.00). Employee’s base salary shall be payable in equal installments pursuant to Velocity’s normal payroll procedures and dates. Velocity’s Board of Directors shall review Employee’s base salary compensation annually at the conclusion of Velocity’s fiscal year. Any increase in Employee’s base salary shall be made within Velocity’s sole judgment and discretion and shall be based upon criteria Velocity determines appropriate. Such base compensation shall not be subject to decrease unless the Board of Directors takes action to effect a uniform percentage decrease in compensation for all senior Employees of Velocity and its major subsidiaries.

4.02. Employee shall be eligible to participate in the corporate staff incentive plan for Senior Executives and to receive such fringe benefits as are, and may be, made available to other employees of Velocity from time to time in the exclusive discretion of Velocity’s Board of Directors. Such benefits may include, but are not limited to, a medical and dental plan, short-term disability plan, long term disability plan, and a life insurance plan. Velocity is not obligated to provide or continue any of these benefits and may, without any prior notice, discontinue any benefit already provided or as may be provided in the future, within the exclusive discretion of Velocity’s Board of Directors.

ARTICLE 5

VACATION AND LEAVE OF ABSENCE

5.01. Employee is entitled to three weeks paid vacation per year in addition to Velocity’s normal holidays. Vacation time will be scheduled taking into account the Employee’s duties and obligations at Velocity. Sick leave, holiday pay and all other leaves of absence will be in accordance with Velocity’s stated personnel policies.

ARTICLE 6

TERMINATION

6.01. Employee may resign his position and terminate his employment by giving Velocity one (1) month written notice of his intention to resign, unless such one-month period is waived by Velocity. If requested by Velocity, Employee agrees to cooperate in training his successor until his actual termination. In the event of such resignation, Employee shall receive only that compensation earned through his last day of employment; provided, however, that in the event Employee completes said training of a successor, Employee shall be entitled to all or a portion of any bonus due Employee pursuant to any bonus plan or arrangement established prior to termination, to the extent earned or performed based upon the requirements or criteria of such plan or arrangement, as the Board shall in good faith determine.

6.02. Velocity may, subject to applicable law, terminate this Agreement by giving Employee two (2) months notice if Employee, due to sickness or injury, is prevented from carrying out his essential job functions for a period of six (6) months or longer. In the event of such termination, Employee shall receive only that compensation earned through the date of termination; provided, however, that Employee shall be entitled to all or a portion of any bonus due Employee pursuant to any bonus plan or arrangement established prior to termination, to the extent earned or performed based upon the requirements or criteria of such plan or arrangement, as the Board shall in good faith determine.

6.03. Employee’s employment and this Agreement will be deemed terminated upon the death of the Employee. In the event of such termination, Employee shall receive only compensation earned through the date of termination provided, however, that Employee shall be entitled to all or a portion of any bonus due Employee pursuant to any bonus plan or arrangement established prior to termination, to the extent earned or performed based upon the requirements or criteria of such plan or arrangement, as the Board shall in good faith determine.

6.04. Any other provision of this Agreement notwithstanding, Velocity may terminate Employee’s employment without notice if the termination is based on any of the following events that constitute Cause:

(a)	Any conviction or nolo contendere plea by Employee to a felony or gross misdemeanor, or misdemeanor involving moral turpitude, or any public conduct by Employee that has or can reasonably be expected to have a detrimental effect on Velocity; or

(b)	Any fraud, misappropriations or embezzlement, breach of confidentiality, noncompetition, fiduciary duty or other obligation to Company, by Employee or intentional material damage to the property or business of Velocity.

In the event of such termination, and not withstanding any contrary provision otherwise stated, Employee shall receive only his base salary earned through the date of termination.

ARTICLE 7

SEVERANCE

7.01. If Velocity, its successors or assigns, terminates Employee’s employment for any reason other than those listed in Sections 6.02, 6.03, and 6.04 above, Velocity, its successors or assigns, shall:

(a)	pay Employee as severance pay each month for six (6) consecutive months following his termination or resignation his monthly base salary in effect at the time of separation, less customary withholdings, beginning one (1) month after termination, provided that said severance payments shall cease upon Employee securing comparable employment, which Employee agrees to use his best efforts to secure, and;

(b)	if at the end of the six-month period provided for in 7.01(a) Employee has not been hired as an employee or full time consultant, Velocity will continue Employee’s severance payments until the earlier of (i) Employee obtaining employment or a full time consulting position, or (ii) six-months from the end of the severance period provided for in 7.01 (a), and;

(c)	if Employee timely elects to continue his group health and dental insurance coverage pursuant to applicable COBRA/continuation law and the terms of the respective benefit plans, pay on Employee’s behalf the premiums for such coverage for the lesser of twelve (12) months or such time as Employee’s COBRA/continuation rights expire, and;

(d)	cause the immediate vesting of any unvested stock options then held by Employee.

ARTICLE 8

NONDISCLOSURE

8.01. Except as permitted or directed by Velocity or as may be required in the proper discharge of Employee’s employment hereunder, Employee shall not, during the Term or at any time thereafter, divulge, furnish or make accessible to anyone or use in any way any confidential, trade secret or proprietary information of Velocity, including without limitation, whether or not reduced to writing, customer lists, customer files or information, planning and financial information, contracts, sales and marketing information, business strategy or opportunities for new or developing business, which Employee has prepared, acquired or become acquainted with during his employment by Velocity. Employee acknowledges that the above-described knowledge or information is the property of Velocity that constitutes a unique and valuable asset and represents a substantial investment by Velocity, and that any disclosure or other use of such knowledge or information, other than for the sole benefit of Velocity, would be wrongful and would cause irreparable harm to Velocity. Employee agrees to at all times maintain the confidentiality of such knowledge or information, to refrain from any acts or omissions that would reduce its value to Velocity, and to take and comply with reasonable security measures to prevent any accidental or intentional disclosure or misappropriation. Upon termination of Employee’s employment for any reason, Employee shall promptly return to Velocity all such confidential, trade secret and proprietary information, including all copies thereof, then in Employee’s possession, control or influence, whether prepared by Employee or others.

8.02. The foregoing obligations of confidentiality shall not apply to any knowledge or information the entirety of which is now published or subsequently becomes generally publicly known, other than as a direct or indirect result of the breach of this Agreement by Employee or a breach of a confidentiality obligation owed to Velocity by any third party.

8.03. In the event of a breach or threatened breach by Employee of the provisions of this Article 8, Velocity shall be entitled to an injunction restraining Employee from directly or indirectly disclosing, disseminating, lecturing upon, publishing or using such confidential, trade secret or proprietary information (whether in whole or in part) and restraining Employee from rendering any services or participating with any person, firm, corporation, association or other entity to whom such knowledge or information (whether in whole or in part) has been disclosed, without the posting of a bond or other security. Nothing herein shall be construed as prohibiting Velocity from pursuing any other equitable or legal remedies available to it for such breach or threatened breach, including the recovery of damages from Employee. Employee agrees that Velocity shall be entitled to recover its costs of litigation, expenses and attorney fees incurred in enforcing this Agreement.

8.04. The Employee understands and agrees that any violation of this Article 8 while employed by Velocity may result in immediate disciplinary action by Velocity, including termination of employment pursuant to Section 6.04 hereof.

8.05. The provisions of this Article 8 shall survive termination of this Agreement indefinitely.

ARTICLE 9

NONCOMPETITION AND NON-RECRUITMENT

9.01. Velocity and Employee recognize and agree that: (i) Employee has received, and will in the future receive, substantial amounts of highly confidential and proprietary information concerning Velocity, its business, customers and employees; (ii) as a consequence of using or associating himself with Velocity’s name, goodwill, and reputation, Employee will develop personal and professional relationships with Velocity’s current and prospective customers and clients; and (iii) provision for non-competition and non-recruitment obligations by Employee is critical to Velocity’s continued economic well-being and protection of Velocity’s confidential and proprietary business information. In light of these considerations, this Article 9 sets forth the terms and conditions of Employee’s obligations of non-competition and non-recruitment during the Term of and subsequent to the termination of this Agreement and/or Employee’s employment for any reason.

9.02. Unless the obligation is waived or limited by Velocity as set forth herein, Employee agrees that during the term of Employee’s employment pursuant to this Agreement and for a period of twelve (12) months following termination of Employee’s employment for any reason, Employee will not directly or indirectly (a) solicit or do competitive business with any person or entity that is or was a customer or vendor of Velocity within the twelve (12) months prior to the date of termination, or (b) engage within the North American markets in which Velocity engages in business at the time of termination, in any similar or related business activity in competition with Velocity’s direct line of business as conducted at the time of Employee’s termination. Among all other competitive actions that are likewise restricted, Employee shall not cause or attempt to cause any existing or prospective customer, client or account who then has a relationship with Velocity for current or prospective business to divert, terminate, limit or in any adverse manner modify, or fail to enter into any actual or potential business with Velocity.

9.03. At its sole option, Velocity may, by express written notice to Employee, waive or limit the time and/or geographic area in which Employee cannot engage in competitive activity or the scope of such competitive activity.

9.04. For a period of twelve (12) months following termination of Employee’s employment for any reason, Employee will not initiate or actively participate in any other employer’s recruitment or hiring of any of Velocity’s employees.

9.05. Employee agrees that breach by him of the provisions of this Article 9 will cause Velocity irreparable harm that is not fully remedied by monetary damages. In the event of a breach or threatened breach by Employee of the provisions of this Article 9, Velocity shall be entitled to an injunction restraining Employee from directly or indirectly competing or recruiting as prohibited herein, without posting a bond or other security. Nothing herein shall be construed as prohibiting Velocity from pursuing any other equitable or legal remedies available to it for such breach or threatened breach, including the recovery of damages from Employee. Employee agrees that Velocity shall be entitled to recover its costs of litigation and attorney fees incurred in enforcing this Agreement.

9.06. The Employee understands and agrees that any violation of this Article 9 while employed by Velocity may result in immediate disciplinary action by Velocity, including termination of employment pursuant to Section 6.04 hereof.

9.07. The obligations contained in this Article 9 shall survive the termination of this Agreement indefinitely.

ARTICLE 10

MISCELLANEOUS

10.01. Governing Law. This Agreement shall be governed and construed according to the laws of the State of Connecticut.

10.02. Insurance. For the period from the date hereof through at least the second anniversary of Employee’s termination of employment from Company or Velocity, Company and Velocity agree to maintain Employee as an insured party on all directors’ and officers’ insurance maintained by the Company and Velocity for the benefit of its directors and officers on at least the same basis as all other covered individuals and provide Employee with at least the same corporate indemnification as its officers; provided, however, that if by the terms of any such policy Employee automatically remains covered for acts or omissions during the term of his employment by Company, Velocity shall not be required to separately maintain Employee as an insured party if said maintenance would require the payment of premiums for such coverage.

10.03. Successors. This Agreement is personal to Employee and Employee may not assign or transfer any part of his rights or duties hereunder, or any compensation due to him hereunder, to any other person or entity. This Agreement may be assigned by Velocity and Velocity may require any successors or assigns to expressly assume and agree to perform Velocity’s obligations under this Agreement.

10.04. Waiver. The waiver by Velocity of the breach or nonperformance of any provision of this Agreement by Employee will not operate or be construed as a waiver of any future breach or nonperformance under any such provision of this Agreement or any similar agreement with any other employee.

10.05. Modification. This Agreement supersedes and replaces any and all prior oral or written understandings, if any, between the parties relating to the subject matter of this Agreement, which are hereby revoked. The parties agree that this Agreement (a) is the entire understanding and agreement between the parties and (b) is the complete and exclusive statement of the terms and conditions thereof, and there are no other written or oral agreements in regard to the subject matter of this Agreement. This Agreement shall not be changed or modified except by a written document signed by the parties hereto.

10.06. Severability and Blue Penciling. To the extent that any provision of this Agreement shall be determined to be invalid or unenforceable as written, the validity and enforceability of the remainder of such provision and of this Agreement shall be unaffected. If any particular provision of this Agreement shall be adjudicated to be invalid or unenforceable, Velocity and Employee specifically authorize the tribunal making such determination to edit the invalid or unenforceable provision to allow this Agreement, and the provisions thereof, to be valid and enforceable to the fullest extent allowed by law or public policy.

IN WITNESS WHEREOF the following parties have executed the above instrument the day and year first above written.

Velocity Express Corporation

By:	/s/ Vincent Wasik
Its:	Chief Executive Officer

/s/ Edward W. Stone
Edward W. Stone, Jr.